Exhibit 99.1

Response

Response from the Board of Infosys Limited to reports by certain advisory firms on resolutions (Items 1, 2 & 3) proposed to be passed through the postal ballot dated February 24, 2016

It is understood that, certain proxy advisory firms (Firms) have recommended a vote against three of the items that have been proposed to be passed through the postal ballot dated February 24, 2016. The Board of Infosys Limited (‘Board’) has reviewed these reports and is sharing this response for shareholders to consider while making their decision on the following items included in the postal ballot:

(i)	Items 1 and 2: Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company and its subsidiaries; and
(ii)	Item 3: Reappointment of Prof. Jeffrey S. Lehman as an Independent Director

The Board believes that all three resolutions are key to strategy execution and delivering shareholder value. The Board therefore would like to clarify the following:

1.	Items 1 and 2: Some firms advise that the shareholders vote against the resolution for the following reasons:

	(1)	The proposed delegation of authority to Board/administrator of the 2015 Stock Incentive Compensation Plan (“2015 Plan”) is unfettered and obviates further approval of the shareholders; and

	(2)	There are no specific disclosures on the performance conditions for grant of the stock incentives.

The Board would like to draw attention to the following:

		•	The 2015 plan is replacing the Company’s 2011 RSU Plan (‘2011 Plan”) which has already been approved by the shareholders. The authority of the administrator (Nominations and Remuneration Committee) to administer the plan is consistent across both the 2011 Plan and 2015 Plan. Moreover, there are no material modifications to this plan regarding shareholder approval rights or performance conditions for stock incentives. The 2011 Plan is to be replaced by the 2015 Plan to ensure that our stock incentive scheme conforms to the requirements of the change in law under the SEBI (Share Based Employee Benefits) Regulations, 2014 (“SBEB Regulations”) and the Companies Act, 2013 (“Companies Act”) and to include the possibility of granting ADR’s, stock options and other stock incentives as outlined in the postal ballot.

		•	The Nomination and Remuneration Committee of the Board consists exclusively of independent directors and is the ‘Administrator’ under the 2015 Plan. The Committee has the role under SEBI regulations and the Companies Act of recommending to the Board, policies relating to remuneration of the directors, key managerial personnel and other employees and formulating detailed terms and conditions of employee stock option schemes.

		•	The delegation of authority to the Administrator can only be exercised within what is permitted under law. The Administrator is not authorized to take unilateral decisions which would otherwise require the permission of the shareholders under law.

		•	Specific performance parameters for different categories of employees of the Company and its subsidiaries would be aligned to the long term strategic goals of the Company. The same would be approved by the Administrator every year. Considering that the stock incentives would be granted over a period of 4 to 7 years, it would be impractical to seek specific approval for such parameters from the shareholders.

2.	Item 3: Some Firms have advised that the shareholders vote against the resolution for the following reasons:

	(1)	Prof. Jeffrey S. Lehman is no longer independent as he has served on the Board as an independent director for 9 years; and

	(2)	He has attended less than 75% of the Board meetings in the last fiscal year.

The Board would like to clarify:

		•	The re-appointment of Prof. Lehman is in compliance with the requirements of the Companies Act and SEBI regulations, both of which allow his reappointment as an independent director for another 5-year term. However, the Board is proposing to nominate Prof. Lehman only for 2 years.

		•	The average tenure of Board members other than Prof. Lehman is approximately 2.1 years and the tenure of Infosys’ Managing Director and CEO is approximately 1.5 years. As one of the few directors who has seen the Company under the management of promoters and non-promoters, Prof. Lehman brings to the Board unique and invaluable inputs bridging between past and current perspectives.

		•	While one Firms’ view is to mandatorily limit independent director tenure to 10 years, other firms take the view that mandatory term limits are never appropriate. This conflict demonstrates that director tenure is clearly an area where the context-driven judgment of the board is of paramount importance. In addition, governance experts recognize that the formulaic application of director tenure limits do not result in better governance.[1]

		•	The view that a tenure beyond 10 years for an independent director is inappropriate is based on the presumption of proximity to the promoters/management over such long tenure. It is to be emphasized that the last of promoter directors of the Company stepped down in October 2014. Further, the current Executive Directors came on Board from January 2014. Thus, the presumption of proximity for a long period leading to compromise on independence does not arise in the present unique situation of the Company.

		•	Prof. Lehman does not hold any shares in the Company and apart from the fees he receives for his services as an independent director, he does not receive any other remuneration.

		•	Prof. Lehman being an eminent law academician is fully aware of his professional and ethical duties towards the Board and the Company.

		•	The Board has found Prof. Lehman’s conduct to be of the highest standards and does not believe his independence is diluted in any manner by virtue of his tenure or association with the Company.

In addition, with respect to Prof. Lehman’s attendance at board meetings, the Board clarifies as follows:

		•	During the financial year 2014-2015, the Company had 9 Board meetings. Prof. Lehman attended 5 in person. Of the remaining 4 Board meetings, he participated in 3 through phone calls, thereby participating in 8 out of 9 Board meetings. As votes of directors participating through phone are not recognized for a quorum under the Companies Act, 2013, the Company did not count his presence for such participation.

		•	For the current financial year 2015-2016, 8 Board meetings have been held and Prof. Lehman has attended 7 (4 meetings in person and 3 meetings through video conferencing). Prof. Lehman participated in the remaining Board meeting by way of a phone call. Thus he attended more than 85% of the Board meetings held this financial year and participated in 100% of the meetings if telephonic participation is reckoned.

[1] See https://corpgov.law.harvard.edu/2015/06/01/the-trend-towards-board-term-limits-is-based-on-faulty-logic/.